Exhibit d ii.            Form of Accidental Death and Dismemberment Rider

Accidental Death and Dismemberment Rider

This rider provides an accidental death or loss benefit on the life of the Insured. We discuss this rider, and the rules that apply to it, in the provisions that follow.

In this rider, the word “certificate” may also mean “certificate with rider.”

Rider Benefit In The Event Of Death	The amount of the benefit for this rider is lesser of: the current Selected Face Amount for this certificate at the time the death or loss occurs or $500,000.

The amount of the benefit for this rider will increase or decrease directly with any increases or decreases in the Selected Face Amount for this certificate but in no event will the amount of the benefit for this rider be greater than $500,000.

In the event of death, the benefit to be paid is the full amount of the benefit for this rider.

To pay any benefit under this rider, we require that due proof of the accidental death be given to us at our Home Office. This proof must show that the Insured’s death occurred:

•	As a direct result of accidental bodily injury independently of all other causes; and
•	Within 180 days after the injury was received; and
•	While this certificate and this rider were in force.

Except for drowning or internal injuries shown by autopsy, the injury causing death must be shown by a visible wound on the exterior of the body. Unless prohibited by law, we have the right to examine a body at any time.

Rider Benefit For Loss Of Hand, Foot Or Sight	The benefit to be paid is that full amount or one-half of the amount of benefit for this rider, as shown in the schedule below.

To pay any benefit under this rider, we require that due proof of the loss be given to us at our Home Office. This proof must show that the permanent loss of a hand, foot or sight occurred under these conditions:

•	The loss is a direct result of accidental bodily injury independently of all other causes; and
•	The loss occurred within 180 days after the injury was received; and
•	The loss occurred while this certificate and this rider were in force; and
•	An accidental death benefit is not payable by this coverage for the same accident.

Under no circumstances will the benefit payable under this rider be more than 100% of the amount of benefit for this rider.

Schedule Of Losses And Benefits

Your full amount of coverage is payable for the permanent loss of:

•	both hands; or
•	both feet; or
•	sight of both eyes; or
•	one hand and sight of one eye; or
•	one foot and sight of one eye; or
•	one hand and one foot.

One-half of your full amount is payable for the permanent loss of:

•	one hand or one foot; or
•	sight of one eye.

Reference to loss of a hand means severance at or above the wrist. Reference to loss of a foot means severance at or above the ankle. Reference to loss of sight means total loss of sight which cannot be recovered.

A surgically reattached hand or foot will be deemed a “permanent loss” if, 12 months after reattachment, the limb has regained less than 50% of its normal function.

Exclusions	There are some exclusions to the coverage provided by this rider. No accidental death or loss will be payable if the Insured’s death or loss results directly or indirectly from any of these causes.

Suicide - Suicide, while the Insured is sane or insane.

War - War, declared or undeclared, or any act of war.

Military Service - Service in the military forces of any country at war or in any civilian noncombatant unit serving with those forces. “War” includes undeclared war and any act of war. “Country” includes any international organization or group of countries.

Aviation - Travel in, or descent from or with, any kind of aircraft aboard which the Insured is a pilot or crew member or is giving or receiving any training. “Crew member” includes anyone who has any duty aboard the aircraft.

Natural Causes - Bodily or mental illness, disease, or infirmity of any kind, or medical or surgical treatment for any of these.

Drug - The taking or injection of any drug, hypnotic, or narcotic, accidentally or otherwise.

Felony - Injury received while committing a felony.

Contestability

We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact made in the application for this rider. However, we cannot, in the absence of fraud, contest the validity of this rider after it has been in force during the lifetime of the Insured for two years from its Issue Date. The Issue Date of this rider is shown on the Schedule Page. We can bring legal action to contest the validity of an increase for any material misrepresentation of a fact made in the application for the increase. However, we cannot, in the absence of fraud, contest the validity of the increase after it has been in effect during the lifetime of the Insured for two years after the effective date of the increase.

Rider Part Of This Certificate

This rider is made a part of this certificate as of the Issue Date of this rider in return for the application for this rider and the payment of the charges for this rider. The Schedule Page shows the charges from the Certificate Date to the first Certificate Anniversary Date. Charges after that are shown in the Table Of Monthly Charges for this rider. That Table is attached to this rider. All the provisions of this certificate apply to this rider, except for those that are inconsistent with this rider.

Termination Of This Rider	This rider ends automatically:

•	On the Certificate Anniversary Date after the Insured’s 65th birthday; or
•	Upon the termination of this certificate for any reason.

Cancellation Of This Rider

This rider may be cancelled by the Owner’s written request. Cancellation will take effect on the Monthly Calculation Date that is on, or next follows, the date we receive the written request at our Home Office.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ R. J. O’CONNELL	/s/ ANN F. LOMELI
President	Secretary